UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the voting results at the 2005 General Annual Shareholders Meeting

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|         Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|         No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|         No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

September 8, 2005
By: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

1600, St-Martin Blvd East, Tower B, Suite 200 Laval, Québec H7G 4S7

VIA SEDAR

September 8, 2005

Report of Voting Results
pursuant to section 11.3 of National instrument 51-102
Continuous Disclosure Obligations ("NI 51-102")

Following the general annual meeting of shareholders of Alimentation Couche-Tard Inc. (the "Company") held on September 7, 2005 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

ITEM VOTED UPON	VOTING RESULT

Election of Directors	The nominees proposed by management were elected by a majority of shareholders on a show of hands.

Appointment of Raymond Chabot Grant Thornton as the Company's auditors	Raymond Chabot Grant Thornton were appointed as the Company's auditors by a majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction we remain,

Yours truly,

ALIMENTATION COUCHE-TARD INC.
per :

(s) Sylvain Aubry

Sylvain Aubry
Corporate Secretary

Tel: (450) 662-6632, ext. 4619
Fax: (450) 662-6640
sylvain.aubry@couche-tard.com